[COMPANY LETTERHEAD]

July 25, 2005

VIA EDGAR AND OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, N.W.

Washington, D.C. 20549

Mail Stop 6010

Attention:	Peggy Fisher
Eduardo Aleman

Re:	Tripath Technology, Inc.
Amendment No. 2 to Registration Statement on Form S-1
Filed June 29, 2005
File No. 333-123551

Ladies and Gentlemen:

Tripath Technology Inc. (“Tripath,” the “Company,” or the “Registrant”) has filed with the Securities and Exchange Commission via EDGAR Amendment No. 3 to the above referenced Registration Statement on Form S-1.

Set forth below is Tripath’s response to the Staff’s comments contained in Peggy Fisher’s letter dated July 11, 2005. For the Staff’s convenience, the Staff’s comments are set forth in italics before each response. References to “we,” “us,” and “our” in this letter refer to Tripath.

Amendment No. 2 to Form S-1

Prospectus Summary, page 1

Recent Developments, page 1

1. Please refer to our prior comment 3. You state that you are not restating the financial statements for periods prior to 2004 at this time as the internal investigation revealed errors in these prior periods that were not material. The phrase “at this time” appears to imply that you may restate these financial statements at a future date. Please delete this language here and elsewhere in the filing and confirm to us that the financial statements prior to 2004 will not be restated.

U.S. Securities and Exchange Commission

July 25, 2005

We have modified the language on page 3, page 28 and page 46 in response to this comment. We supplementally advise the Staff that, as a result of the non-materiality of the error in our financial statements in the periods prior to 2004, the Company will not be restating such financial statements for such errors.

2. We note that you disclose that the internal investigation revealed errors in periods prior to 2004 that were not material. Revise to include a discussion of the errors found, similar to your discussion you provided for 2004, along with your conclusion that the errors found were not material.

We have revised the disclosures on page 3, page 28 and page 46 in response to this comment. We have previously provided the Staff with a memorandum in response to prior comment number 3 that outlines our SAB 99 analysis.

3. Revise your tabular presentation on page 3 of the impact of the restatement of the financial statements to include the “initial restatement.” Also, revise to include similar information for your net loss per share, basic and diluted, for all periods presented.

We have revised the tabular presentation on page 4 in response to this comment.

4. We reissue our prior comment 4. Please file all amended periodic reports before effectiveness of your registration statement.

We supplementally confirm to the Staff that we will be filing all amended periodic reports before effectiveness of our Registration Statement.

Risk Factors, page 7

Neither our disclosure controls and procedures..., page 12

5. Revise the caption to state that these controls and procedures were not effective and resulted in restatements to your financial statements.

We have revised the caption on page 13 in response to this comment.

U.S. Securities and Exchange Commission

July 25, 2005

Management’s Discussion and Analysis, page 25

Results of Operations for the six months ended March 31, 2005 and 2004, page 28

6. Please refer to our prior comment 6. We note that the higher gross margin of 51% for the six-month period includes the sale of inventory that was previously written down to its estimated net realizable value, which contributed $1.5 million to gross profit. Excluding this effect, the gross profit margin would have been 15% as compared to 31% for the comparable prior period. Revise to include an additional explanation for the change in gross profit margin between the periods indicated.

We have revised the disclosure on page 29 of the Management’s Discussion and Analysis in response to this comment.

Annual Financial Statements

General

7. Provide a currently dated and signed consent from your independent accountants with the filing of your next amendment to the Registration Statement.

We have provided a currently dated and signed consent from our independent accountants with the filing of Amendment No. 3 to the S-1.

Note 9. Restatement of Previously Reported Annual and Interim Financial Information, page F-26

8. Please refer to our prior comment 12. You state that you did not conduct an audit of any other POS reports for distributors other than Macnica and your Korean distributor, because the investigation did not lead the Audit Committee to determine that the POS reports from other distributors were erroneous. We note on page 41 that revenue from sales by Macnica comprised 41% and 10%, respectively, of total revenues for 2003 and 2002. Please tell us why you believe the situation discovered with respect to Macnica and the Korean distributor does not exist with the other distributors and why you believe it is not necessary to perform additional procedures with respect to other distributors for the 2004, 2003 and 2002 periods. Please be detailed in your response.

We supplementally advise the Staff that the internal investigation undertaken by the Audit Committee under the supervision of our Chief Financial Officer included a review of approximately 136,400 e-mails with 35,000 attachment documents, 31,400 non-email electronic documents and approximately 18 boxes of hard copy documents. The electronic and non-electronic documents were collected from the hard drives of personal computers for approximately 14 current or former Tripath employees. The review of the electronic documents was unrestricted with respect to time and subject matter and included the 2002 and 2003 time periods. At the conclusion of the investigation, our Audit Committee did not determine that additional procedures were required for any of our distributors other than Macnica, our Japanese distributor, and Uniquest, our Korean distributor.

U.S. Securities and Exchange Commission

July 25, 2005

Interim Financial Statements

Note 12. Commitments and Contingencies, page F-47

9. Reference is made to your disclosure in this note that states at March 31, 2005 there were no pending claims that the outcome of which is expected to result in a material adverse effect on the financial position or results of operations. In footnote 15, you state that you cannot estimate the loss or range of loss that may be reasonably possible for any of the contingencies described and that any unfavorable resolution would materially adversely affect results of operations or financial condition. It is unclear to us your basis for such statement that management believes that the outcome of the pending claims will not result in a material adverse effect when previously you state you cannot estimate the loss or range of loss. Please revise any inconsistencies or advise us.

We have revised our disclosures on pages F-48 and F-50 in response to this comment.

The Company acknowledges that:

•	the Registrant is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to such filings; and

•	the Registrant may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need additional copies of the amendment to the Registration Statement or have any questions regarding the Registration Statement, please call Bret M. DiMarco or David J. Segre at (650) 493-9300.

Sincerely,

TRIPATH TECHNOLOGY INC.

/s/ Jeffrey L. Garon
Jeffrey L. Garon Vice President, Finance and Chief Financial Officer

Enclosures

Copies to:

David J. Segre

Bret M. DiMarco